6 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 129,200 Reed Elsevier PLC ordinary shares at a price of 1073.3479p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 70,085,235 ordinary shares in treasury, and has 1,135,315,885 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 386,900 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 74,800 Reed Elsevier NV ordinary shares at a price of €19.2236 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 41,522,344 ordinary shares in treasury, and has 655,657,113 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 223,800 shares.